UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Qudian Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

747798 106 (1)

(CUSIP Number)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 747798 106

1	Names of Reporting Persons Ant Small and Micro Financial Services Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons Shanghai Yunju Venture Capital Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons API (Hong Kong) Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Qudian Inc.
	(b)	Address of Issuer’s Principal Executive Offices: Tower A, AVIC Zijin Plaza Siming District, Xiamen Fujian Province 361000 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)            Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”), a company organized under the law of the People’s Republic of China;

(ii)           Shanghai Yunju Venture Capital Co., Ltd. (“Shanghai Yunju”), a company organized under the law of the People’s Republic of China and a wholly-owned subsidiary of Ant Financial;

(iii)          API (Hong Kong) Investment Limited (“API”), a company organized under the law of Hong Kong Special Administrative Region and a wholly-owned subsidiary of Shanghai Yunju.

(b)

Address of Principal Business Office or, if none, Residence:

(i)            The address of the principal business office of Ant Financial is Room 802, Building 5, Xixi Xinzuo, Xihu District, Hangzhou, China.

(ii)           The address of the principal business office of Shanghai Yunju is Room A-522, 188 Yesheng Road, Shanghai Free Trade Zone, China.

(iii)          The address of the principal business office of API is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

	(c)	Citizenship: Each of Ant Financial and Shanghai Yunju is organized under the law of the People’s Republic of China. API is organized under the law of Hong Kong Special Administrative Region.
	(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share
	(e)	CUSIP No.: 747798 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct to vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Ant Financial	0	0%	0	0	0	0
Shanghai Yunju	0	0%	0	0	0	0
API	0	0%	0	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2019

Ant Small and Micro Financial Services Group Co., Ltd.

By:	/s/ Xiandong Jing
Name:	Xiandong Jing
Title:	Legal Representative

Shanghai Yunju Venture Capital Co., Ltd.

By:	/s/ Xiandong Jing
Name:	Xiandong Jing
Title:	Legal Representative

API (Hong Kong) Investment Limited

By:	/s/ Leiming Chen
Name:	Leiming Chen
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement